UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)

	June 30,	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$576.3	$1,489.2
Short term investments	784.7	321.0
Trade receivables, net	1,046.7	912.8
Inventories	500.4	473.8
Deferred income tax assets	131.4	122.5
Other current assets	148.3	142.8

Total current assets	3,187.8	3,462.1

Long term investments	43.0	91.1
Property, plant and equipment, net	933.3	920.7
Intangible assets, net	65.1	95.2
Goodwill	553.8	553.2
Long term deferred income tax assets	259.5	235.7
Other assets	72.6	69.3

Total assets	$5,115.1	$5,427.3

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$185.5	$168.9
Short term borrowings	824.7	926.5
Current maturities of long term debt	1.3	5.8
Other current liabilities	794.0	899.9

Total current liabilities	1,805.5	2,001.1

Long term debt, net of current maturities	47.0	49.0
Long term deferred income tax liabilities	10.5	10.1
Other long term liabilities	601.4	453.5
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 336,875,000
shares authorized; 318,927,004 shares issued and
298,203,790 shares outstanding at June 30, 2007;
317,343,982 shares issued and 301,182,404 shares
outstanding at December 31, 2006	44.1	43.9
Additional paid-in capital	1,224.4	1,064.5
Accumulated other comprehensive income	142.6	127.3
Retained earnings	3,413.4	3,201.9
Treasury shares, at cost; 20,723,214 shares at June 30, 2007
and 16,161,578 shares at December 31, 2006	(2,173.8)	(1,524.0)

Total shareholders' equity	2,650.7	2,913.6

Total liabilities and shareholders' equity	$5,115.1	$5,427.3

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Sales	$1,471.5	$1,310.8	$2,794.2	$2,467.9
Cost of goods sold	353.3	325.3	702.3	613.5

Gross profit	1,118.2	985.5	2,091.9	1,854.4

Selling, general and administrative	431.5	264.8	848.6	651.5
Research and development	139.9	124.3	273.4	243.6
Amortization of intangibles	10.3	20.6	30.3	41.1

Operating income	536.5	575.8	939.6	918.2

Other income (expense):
Gain (loss) from foreign currency, net	2.0	(7.5)	5.0	(9.4)
Interest income	14.9	20.2	34.8	39.0
Interest expense	(11.4)	(9.3)	(21.2)	(21.8)
Other, net	10.4	1.3	18.3	8.6

Earnings before income taxes	552.4	580.5	976.5	934.6

Income taxes	104.0	114.9	181.9	173.3

Net earnings	$448.4	$465.6	$794.6	$761.3

Basic earnings per common share	$1.50	$1.52	$2.66	$2.49

Diluted earnings per common share	$1.48	$1.50	$2.62	$2.45

Basic weighted average common shares	298,285,773	306,070,731	298,993,430	306,278,027

Diluted weighted average common shares	302,148,378	310,318,545	302,936,422	310,979,247

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Six months ended June 30,
	2007	2006

Cash provided by operating activities:
Net cash from operating activities	$346.7	$747.7

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(88.7)	(83.4)
Purchases of available-for-sale investments	(23.4)	(228.9)
Proceeds from sales and maturities of available-for-sale investments	135.7	202.5
Other	1.4	0.7

Net cash from investing activities	25.0	(109.1)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(112.5)	(186.4)
Proceeds from issuance of long term debt	0.8	--
Repayment of long term debt	(5.4)	(5.4)
Dividends on common shares	(612.8)	(416.8)
Acquisition of treasury shares	(744.3)	(361.5)
Proceeds from exercise of stock options	127.8	50.1
Tax benefits from share-based payment arrangements	59.3	49.0

Net cash from financing activities	(1,287.1)	(871.0)

Effect of exchange rates on cash and cash equivalents	2.5	12.8

Net increase (decrease) in cash and cash equivalents	(912.9)	(219.6)
Cash and cash equivalents, beginning of period	1,489.2	1,457.2

Cash and cash equivalents, end of period	$576.3	$1,237.6

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$20.8	$22.4

Income taxes	$79.5	$73.3

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owns 230,250,000 common shares of Alcon.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2006 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Basic weighted average common shares
outstanding	298,285,773	306,070,731	298,993,430	306,278,027
Effect of dilutive securities:
Employee stock options	3,701,056	4,224,638	3,826,986	4,686,423
Share-settled stock appreciation rights	67,121	--	34,929	--
Share-settled restricted share units	12,786	2,346	10,597	1,501
Contingent restricted common shares	81,642	20,830	70,480	13,296

Diluted weighted average common shares
outstanding	302,148,378	310,318,545	302,936,422	310,979,247

As of June 30, 2007 and 2006, 161,097 and 190,460 Alcon common shares, respectively, had been deferred by certain executives of the Company into the Alcon Executive Deferred Compensation Plan ("DCP"). Alcon common shares held in the DCP were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

At June 30, 2007, 190,160 stock options and 1,446,930 share-settled stock appreciation rights were not included in the computation of diluted earnings per share, as their exercise prices were greater than the average market price of the common shares. Their effect would have been anti-dilutive.

At June 30, 2006, 181,301 stock options and 1,334,322 share-settled stock appreciation rights were not included in the computation of diluted earnings per share, as their exercise prices were greater than the average market price of the common shares. Their effect would have been anti-dilutive.

(3)	Cash Flows—Supplemental Disclosure of Non-Cash Financing Activities

(a)

During the six-month periods ended June 30, 2007 and 2006, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 4,493 and 1,465 restricted common shares, respectively. The forfeited shares were recorded as treasury shares during the respective period.

(b)

During each of the six-month periods ended June 30, 2007 and 2006, $0.3 of dividends, applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. During the six months ended June 30, 2006, 290 treasury shares, representing previously declared dividends applicable to common shares withdrawn from this plan, were delivered to participants.

(4)	Supplemental Balance Sheet Information

	June 30,	December 31,
	2007	2006
Inventories, at Lower of Cost or Market
Finished goods	$298.4	$287.0
Work in process	47.1	43.1
Raw materials	154.9	143.7

Total	$500.4	$473.8

	June 30,	December 31,
	2007	2006
Property, Plant and Equipment, Net
Property, plant and equipment, at cost	$1,963.4	$1,891.4
Accumulated depreciation	(1,030.1)	(970.7)

Net	$933.3	$920.7

	June 30,	December 31,
	2007	2006
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$207.2	$182.0
Unrealized gains (losses) on investments	(4.1)	7.2
Unrecognized losses and prior service costs, net of tax benefit	(60.5)	(61.9)

Total	$142.6	$127.3

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(5)	Impairment of Long-Lived Assets Held and Used

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the six months ended June 30, 2007, the Company recognized losses totaling $32.7 related to the impairment of certain plant, equipment and intangible assets and the valuation of refractive product inventories. The losses were recorded in cost of goods sold ($24.0) and amortization of intangibles ($8.7) in the condensed consolidated statements of earnings for the periods ended June 30, 2007.

During March 2007, in connection with the Company's ongoing review of its refractive product line, the Company determined that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continues to use those assets. Consequently, the impairment review was conducted using the then-latest projections on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(6)	Intangible Assets and Goodwill

	June 30, 2007		December 31, 2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Licensed technology	$300.3	$(246.7)	$310.6	$(227.8)
Other	101.3	(89.8)	101.1	(88.7)

Total	$401.6	$(336.5)	$411.7	$(316.5)

The changes to June 30, 2007 from December 31, 2006 in the gross carrying amounts and accumulated amortization of licensed technology and other intangible assets subject to amortization reflected impairment losses of $8.7, discussed in note 5 above.

The changes in the carrying amount of goodwill for the six months ended June 30, 2007 were as follows:

	United
	States	International
	Segment	Segment	Total

Balance, December 31, 2006	$339.3	$213.9	$553.2
Impact of changes in foreign exchange rates	--	0.6	0.6

Balance, June 30, 2007	$339.3	$214.5	$553.8

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(7)	Short Term Borrowings and Long Term Debt

	June 30,	December 31,
	2007	2006
Short Term Borrowings
Lines of credit	$307.7	$279.2
Commercial paper	349.8	508.3
From affiliates	123.5	101.3
Bank overdrafts	43.7	37.7

Total short term borrowings	$824.7	$926.5

At June 30, 2007, the Company had unsecured credit and commercial paper facilities totaling $2,778.3, including bank overdraft agreements, with third parties that were denominated in various currencies. As of June 30, 2007, total borrowings from Nestlé and its subsidiaries were $123.5 under unsecured revolving credit facilities totaling $256.7.

	June 30,	December 31,
	2007	2006

Long Term Debt
License obligations	$5.8	$10.7
Bank loan	41.0	42.9
Other	1.5	1.2

Total long term debt	48.3	54.8
Less current maturities of long term debt	1.3	5.8

Long term debt, net of current maturities	$47.0	$49.0

(8)	Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The Internal Revenue Service ("IRS") commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007 that is anticipated to be completed by the end of 2008. The Company is also currently subject to income tax examinations by various state, local and foreign tax authorities. In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions. The Company also is preparing a similar request for a bilateral APA between Japanese and Swiss tax authorities. The Company expects that the Swiss-U.S. APA will be finalized in 2008 and the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company only takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Management believes that the Tax Reserves are fairly stated and does not expect a material increase, with the exception of interest, in the amount of unrecognized tax benefits reflected in the Tax Reserves related to periods through the end of this reporting period. It is reasonably possible that the total amounts of unrecognized tax benefits related to transfer pricing and other tax positions reflected in the Tax Reserves may significantly decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits and/or negotiations with tax authorities with respect to the APA proceedings, including decreases that result from making tax payments with respect to the amount of unrecognized tax benefits currently reflected in the Tax Reserves, and (ii) the expiration of statute of limitations in certain jurisdictions. After consideration of the complexity of the issues involved, the uncertainty with respect to the actual dates that any of the currently active audits or APA negotiations could reach final resolution, and/or possible payments made with respect to these negotiations, management believes that it is reasonably possible that within the next 12 months the net reduction in existing unrecognized tax benefits could be in excess of $50.0.

The Company adopted the provisions of FIN No. 48, effective January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized a $30.0 decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. The total amount of gross unrecognized tax benefits at January 1, 2007 after adoption of FIN No. 48 was $256.0. The amount of unrecognized tax benefits that would impact the effective tax rate if recognized was $224.4. The Company’s policy is to classify interest and penalties in tax expense. The gross amount of interest and penalties accrued as part of Tax Reserves at January 1, 2007 was $20.7. As of January 1, 2007, the Company included $104.0 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

During the six months ended June 30, 2007, the total amount of gross unrecognized tax benefits increased by $32.0. The amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, increased by $26.1. Included in these numbers was an adjustment of $2.8 related to prior year items, and the gross amount of interest and penalties accrued increased by $5.8. At June 30, 2007, the condensed consolidated balance sheet included $130.4 for the Tax Reserves, net of deposits with statutory authorities, in other long term liabilities.

(9)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

					Depreciation and
	Sales		Operating Income		Amortization
Three months ended June 30,	2007	2006	2007	2006	2007	2006

United States	$736.4	$690.1	$407.3	$373.8	$14.4	$25.7
International	735.1	620.7	312.9	242.9	15.6	15.1

Segments total	1,471.5	1,310.8	720.2	616.7	30.0	40.8
Manufacturing operations	--	--	(9.5)	(5.4)	10.6	10.5
Research and development	--	--	(120.5)	(109.3)	4.3	3.3
General corporate	--	--	(32.8)	91.1	1.1	0.9
Share-based compensation	--	--	(20.9)	(17.3)	--	--

Total	$1,471.5	$1,310.8	$536.5	$575.8	$46.0	$55.5

					Depreciation and
	Sales		Operating Income		Amortization
Six months ended June 30,	2007	2006	2007	2006	2007	2006

United States	$1,370.8	$1,266.8	$747.3	$657.8	$30.8	$50.7
International	1,423.4	1,201.1	604.4	478.8	32.5	28.7

Segments total	2,794.2	2,467.9	1,351.7	1,136.6	63.3	79.4
Manufacturing operations	--	--	(20.6)	(17.0)	20.9	20.3
Research and development	--	--	(230.2)	(207.7)	7.6	6.4
General corporate	--	--	(100.9)	52.3	20.9	1.8
Share-based compensation	--	--	(60.4)	(46.0)	--	--

Total	$2,794.2	$2,467.9	$939.6	$918.2	$112.7	$107.9

For the six months ended June 30, 2007, losses related to the impairment discussed in note 5 decreased general corporate operating income by $32.7 and increased depreciation and amortization by $18.6.

In 2007, the Company realigned the costs for share-based liability awards from the general corporate function to share-based compensation. The corresponding expenses for 2006 were reclassified to conform with current year presentation.

General corporate operating income reflects the benefits of a reduction in earlier provisions for a patent lawsuit (discussed in note 13) of $121.0 and $119.0 respectively, for the three months and six months ended June 30, 2006.

(10)	Share-Based Compensation Plans

On February 7, 2007, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant effective February 12, 2007 to certain employees of share-settled stock appreciation rights ("SSARs") and stock options for approximately 1.6 million common shares at $130.56 per share, the closing market price on February 12, 2007. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2010 and expire in 2017. The board also approved the grant effective February 12, 2007 to certain employees of approximately 0.2 million restricted common shares and share-settled restricted share units with grant

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

date prices of $130.56. Individuals may vest in SSAR and stock option grants upon early retirement at or after age 55; however, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit grants have a three-year cliff vesting; furthermore, individuals retiring before reaching age 60 will forfeit some or all of such grants if the three-year service period has not expired.

On May 9, 2007, the Board approved an award effective May 14, 2007 to each non-employee director of Alcon, Inc. of 2,000 SSARs and 275 share-settled restricted share units ("RSUs"). The exercise price of SSAR was set at $132.91 and was equal to the closing market price of one Alcon common share, as reported on the date of grant, May 14, 2007. Both the SSARs and RSUs have a three-year vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

The weighted average grant-date "fair value" of stock options and SSARs granted during the six months ended June 30, 2007 was $40.37 per instrument. The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Six months ended
June 30, 2007

Expected volatility	31.0%
Risk-free interest rate	4.80%
Expected dividend yield	1.5%
Expected term	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company’s historic dividend yield since 2003 and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures were based on historical experience.

If factors change and the Company employs different assumptions in the application of Statement of Financial Accounting Standards ("SFAS") No. 123(R) in future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

The effects of share-based equity awards on operating income and net earnings were as follows:

	Three months ended June 30,
	2007	2006

Total share-based equity award costs applicable for period	$18.6	$17.2
Costs relieved from (capitalized in) inventory	1.8	0.9
Costs recognized in operating income	20.4	18.1
Less tax benefit recognized in net earnings	6.4	5.6
Reduction to net earnings	$14.0	$12.5

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

	Six months ended June 30,
	2007	2006

Total share-based equity award costs applicable for period	$56.4	$51.5
Costs relieved from (capitalized in) inventory	(0.2)	(2.1)
Costs recognized in operating income	56.2	49.4
Less tax benefit recognized in net earnings	18.3	15.8
Reduction to net earnings	$37.9	$33.6

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above.

The effects of share-based liability awards on operating income for the three months ended June 30, 2007 and 2006 were a decrease of $0.5 and an increase of $0.9, respectively. The effects of share-based liability awards on operating income for the six months ended June 30, 2007 and 2006 were a decrease of $4.2 and an increase of $3.5, respectively.

The Company’s board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the exercise of stock options and SSARs granted under the 2002 Alcon Incentive Plan. On February 7, 2007, Alcon's board of directors also authorized the Company to purchase up to an additional 5 million Alcon common shares. At June 30, 2007, outstanding authorizations by the Company’s board of directors would permit the purchase of approximately 2.5 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003. Further treasury share purchases during 2007 primarily would be in anticipation of presenting the shares to the shareholders for approval of cancellation at a future shareholders’ meeting.

(11)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits
Three months ended June 30,	2007	2006	2007	2006
Service cost	$4.7	$4.3	$3.0	$2.5
Interest cost	4.9	4.4	3.4	2.9
Expected return on assets	(0.2)	(0.2)	(2.6)	(2.1)
Prior service cost	(0.2)	(0.3)	0.2	0.2
Net losses (gains)	1.3	1.1	0.3	0.1

Net periodic benefit cost	$10.5	$9.3	$4.3	$3.6

	Pension Benefits		Postretirement Benefits
Six months ended June 30,	2007	2006	2007	2006
Service cost	$9.3	$8.5	$5.9	$5.0
Interest cost	9.8	8.8	6.7	5.8
Expected return on assets	(0.4)	(0.3)	(4.9)	(4.1)
Prior service cost	(0.4)	(0.6)	0.3	0.3
Net losses (gains)	2.6	2.1	0.6	0.4

Net periodic benefit cost	$20.9	$18.5	$8.6	$7.4

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2007, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $2.2, short term investments of $213.3 and long term investments of $37.0) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

(12)	Shareholders' Equity

On May 9, 2007, Alcon's shareholders approved the cancellation of 7,920,000 Alcon common shares, which were repurchased during 2006 and 2007. After the fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August 2007.

(13)	Commitments and Contingencies

On July 10, 2006, the Company and Advanced Medical Optics, Inc. ("AMO") announced a global settlement agreement resolving all existing patent disputes between them. The settlement provided for the dismissal of all pending lawsuits, for AMO to request that the Delaware court vacate its judgment and injunction previously entered against the Company on January 20, 2006, and for dismissal of corresponding appeals. Under the settlement, the Company paid AMO $121.0 in July 2006. Because the Company had previously accrued $242.0 in connection with the Delaware judgment, the Company realized a pretax benefit for the reduction in selling, general and administrative expenses of approximately $121.0 and $119.0, respectively, in the three months and six months ended June 30, 2006.

Alcon has joined with its commercial partners in filing patent infringement actions against two different generic drug companies. Both generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA"). The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Healthcare AG.) As part of its ANDA, Teva is challenging three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Healthcare AG, and the third, which expires in 2019, is owned by Alcon. Suit was filed by Alcon and Bayer as co-plaintiffs against Teva on April 5, 2006, in the U.S. District Court in Delaware. As a result of the lawsuit filing, the FDA must delay any approval of Teva's ANDA for 30 months unless the litigation is earlier resolved. Trial has been scheduled for February 2008. Should Teva succeed in overcoming all three patents and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product. FDA approval would be expected upon expiration of the 30-month period in August 2008 or upon a ruling favorable to Teva in the District Court case, whichever first occurred. Such competition would be expected to impact Alcon's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Two unchallenged United States patents protect the product until 2010, which means there is no current threat to the Patanol® product market prior to that date. The single challenged patent, which is co-owned by Alcon and its raw material supplier, Kyowa Hakko Kogyo Co. Ltd., will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved. Trial has been scheduled for September 15, 2008. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States as of December 18, 2010. Such competition would be expected to impact Alcon's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

On February 21, 2007, the Company issued a Device Safety Alert that directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. This alert was issued in response to the Company's receipt of reports that certain patients exhibited a decrease in best corrected visual acuity following custom myopia laser procedures using the LADAR6000™ excimer laser. The Company began an investigation to determine the cause of the reports and notified the FDA of this situation. Management is working to determine an appropriate corrective action and submitted a Pre-Market Approval ("PMA") supplement. On May 9, 2007, the FDA notified the Company that the PMA supplement was not approvable. The Company is still investigating the cause of the reports. When the Company's investigation is complete, the Company will make the appropriate regulatory filings, including a new PMA supplement, if required. Until corrective action is determined, the Company is unable to determine whether the associated costs will be significant. For the year ended December 31, 2006, the Company's refractive sales were 1.1% of total sales, and it expects that its future sales from per procedure technology fees will be reduced.

(14) Subsequent Event

On July 16, 2007, Alcon announced the Company intends to acquire WaveLight AG (“WaveLight”) through a friendly takeover and that the parties have entered into a business combination agreement. WaveLight, a German company listed in Deutsche Börse AG’s Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO® laser system for refractive eye surgery. The ALLEGRETTO® laser has a global installed base of more than 800 units and offers the fastest ablation speed on the market today.

Alcon will offer EUR 10.00 per share in cash for all issued WaveLight shares. This offer will provide a 34% premium on the one-month (EUR 7.49), and a 45% premium on the three-month (EUR 6.88), volume weighted average stock exchange price of WaveLight shares during the respective months prior to the publication of this decision to launch the offer. The offer will be contingent upon the fulfilment of certain customary terms and conditions, including a minimum acceptance threshold of 75 percent of WaveLight’s issued shares and approval by relevant merger control authorities. WaveLight’s Executive Committee has expressed its full support of this transaction and its intention to recommend acceptance of the offer to its shareholders, subject to review of the published tender offer document. At April 30, 2007, WaveLight reported 6,577,026 outstanding common shares.

The parties intend for Max Reindl, WaveLight’s chief executive officer, to continue as WaveLight’s Chairman of the Executive Committee. In addition, he is expected to be a member of an operating committee with Alcon management in the development of the integration plans, thereby capitalizing on the capabilities of both companies.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2007 compared to three months ended June 30, 2006

The following discussion compares operations for the three months ended June 30, 2007 to operations for the three months ended June 30, 2006.

Sales

Global sales increased 12.3% to $1,471.5 million for the three months ended June 30, 2007 from the same period in 2006. Of this increase, 2.3% was attributable to favorable foreign exchange fluctuations. Excluding the effect of foreign exchange fluctuations, global sales would have grown 10.0%, driven primarily by volume growth during the three months ended June 30, 2007.

	Three Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2007	2006	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$376.5	$347.9	8.2%	--%	8.2%
Surgical	257.2	244.3	5.3	--	5.3
Consumer Eye Care	102.7	97.9	4.9	--	4.9

Total United States Sales	736.4	690.1	6.7	--	6.7

Alcon International:
Pharmaceutical	257.3	211.6	21.6	5.8	15.8
Surgical	375.2	323.1	16.1	4.3	11.8
Consumer Eye Care	102.6	86.0	19.3	4.5	14.8

Total International Sales	735.1	620.7	18.4	4.8	13.6

Total Global Sales	$1,471.5	$1,310.8	12.3	2.3	10.0

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2007 reported amounts, calculated using 2006 monthly average exchange rates, to the actual 2006 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 6.7% to $736.4 million in the three months ended June 30, 2007 compared to $690.1 million in the comparable period in 2006. U.S. Pharmaceutical sales reflected gains in products to treat glaucoma, allergy and otic conditions. Surgical sales benefited from increased sales of AcrySof ® intraocular lenses, as well as higher sales of cataract and vitreoretinal products. The increase in U.S. Consumer Eye Care sales primarily resulted from sales growth of OPTI-FREE® RepleniSH® multi-purpose disinfecting solution for contact lenses, as discussed below.

Alcon International sales increased 18.4% (13.6% in constant currency) to $735.1 million in the three months ended June 30, 2007, from $620.7 million in the same period of 2006. Brazil, Japan, China and Canada led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. Growth in Surgical sales outside the United States came from cataract and vitreoretinal products, as well as from AcrySof® intraocular lenses, including AcrySof® IQ and AcrySof® ReSTOR® intraocular lenses. Higher sales of OPTI-FREE® multi-purpose disinfecting solutions for contact lenses and Tears Naturale® and Systane® lubricant eye drops drove the increase in International sales of Consumer Eye Care Products.

	Three Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2007	2006	Change	Change	Currency	(a)
	(in millions)
Global Product Sales

Infection/inflammation	$208.0	$196.8	5.7%
Glaucoma	198.9	174.9	13.7
Allergy	159.8	137.0	16.6
Otic	84.8	73.4	15.5
Other pharmaceuticals/rebates	(17.7)	(22.6)	N/M

Total Pharmaceutical	633.8	559.5	13.3	2.2%	11.1%

Intraocular lenses	233.7	205.5	13.7
Cataract/vitreoretinal	389.0	348.4	11.7
Refractive	9.7	13.5	(28.1)

Total Surgical	632.4	567.4	11.5	2.5	9.0

Contact lens disinfectants	116.9	101.2	15.5
Artificial tears	59.1	50.4	17.3
Other	29.3	32.3	(9.3)

Total Consumer Eye Care	205.3	183.9	11.6	2.1	9.5

Total Global Sales	$1,471.5	$1,310.8	12.3	2.3	10.0

N/M - Not Meaningful

(a)	See (a) on previous table.

Note:	We have reclassified certain 2006 sales details to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 13.3% (11.1% in constant currency) in the three months ended June 30, 2007. Sales of key products in all major therapeutic categories reflected volume gains, as global pharmaceutical sales surpassed global surgical sales for the quarter.

Our line of glaucoma products continued to show solid sales growth, primarily outside the United States. In the United States, sales of glaucoma products rose only slightly as wholesale customers controlled their inventory levels. Combined sales of our family of TRAVATAN® products, including TRAVATAN® ophthalmic solution, TRAVATAN®Z™ ophthalmic solution and DuoTrav™ ophthalmic solution, grew 24.6% for the three months ended June 30, 2007. The U.S. commercial launch of TRAVATAN®Z™ began in October 2006. During the three months ended June 30, 2007, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted a 14.4% sales increase from sales growth in the International markets.

The growth in infection/inflammation therapies was slower than the prior quarter due to a shift in timing of wholesaler purchases in the United States. Sales of Vigamox® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 7.8%, primarily due to increased sales outside the United States as physicians converted to it from older anti-infective drugs. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Healthcare AG.)

NEVANAC® ophthalmic suspension is our ophthalmic non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery. Sales of NEVANAC® grew 20.9% in the three months ended June 30, 2007 over the same period of the prior year.

Global sales of our leading allergy products, Patanol® ophthalmic solution and Pataday™ ophthalmic solution, grew 17.7% in the three months ended June 30, 2007. Commercial distribution in the United States of Pataday™, the only once-a-day ocular prescription allergy medicine, commenced in January 2007 and continued during the most recent quarter. Combined U.S. sales of Patanol® and Pataday™ increased during the three months ended June 30, 2007, despite a weak allergy season in the United States. This increase reflected a shift in the timing of wholesaler purchases for the spring allergy season of 2007 from the first quarter to the second quarter and share gains in the U.S. ocular allergy market. The introduction of Patanol® in Japan was responsible for a major portion of the growth outside the United States. The commercial launch of Patanol® in Japan, the second largest ocular allergy market in the world, began in September 2006.

Sales of otic products increased 15.5% in the three months ended June 30, 2007 over the same period of 2006, outpacing the slower market growth for this category. U.S. market share gains for CIPRODEX® otic suspension were responsible for the increase in otic products sales during 2007. (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Healthcare AG.)

The change in the other pharmaceuticals/rebates line for the three months ended June 30, 2007 compared to 2006 reflected two factors. First, Alcon International's sales of other pharmaceuticals not included in the above therapeutic categories rose 16.9%, with more than half of this sales increase occurring in Russia. Second, the Company's rebates relating to the U.S. Federal Medicaid program have declined. The decline in U.S. Medicaid rebates has been partially offset by an increase in rebates related to the Federal Medicare Part D program, which began January 1, 2006. Rebates have been estimated and accrued in the quarter in which the related sales have been recorded. Rebates related to the Federal Medicare Part D program have been applied to the sales within the various product line categories when paid, while rebates for Federal Medicaid programs historically have not. Consequently, sales of the various product line categories also reflect reductions for the shift in the rebate types.

Surgical

Global sales of our surgical products grew 11.5% (9.0% in constant currency) to $632.4 million in the three months ended June 30, 2007. Intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the growth, which was slightly offset by decreased sales of our refractive products.

Sales of intraocular lenses increased 13.7% in the three months ended June 30, 2007. This increase reflected continued growth in the market and in our market share, as well as the shift in demand from lower-priced intraocular lenses to the AcrySof® IQ aspheric intraocular lens and newer technology products, such as the AcrySof® ReSTOR® multifocal intraocular lens and the AcrySof® Toric intraocular lens. Global sales of newer technology lenses grew 24.0% in the three months ended June 30, 2007, compared to the same period in 2006. The AcrySof® ReSTOR® lens uses a proprietary apodized diffractive refractive technology to give patients a full range of quality vision (near, intermediate and distance) that greatly increases their independence from eyeglasses following cataract surgery.

The AcrySof® IQ intraocular lens is an aspheric lens that is designed to reduce corneal spherical aberration. Ophthalmic experts believe that uncorrected corneal spherical aberrations reduce the quality of visual function. After submitting clinical data on this lens to the Centers for Medicare and Medicaid Services ("CMS"), effective May 19, 2006, this agency recognized the AcrySof® IQ intraocular lens as belonging to the New Technology Intraocular Lens ("NTIOL") classification defined by Reduced Spherical Aberration. The NTIOL designation increased the Medicare payment to ambulatory surgery centers for cataract surgery by $50 when surgery is performed with an AcrySof® IQ intraocular lens. This NTIOL subset and adjusted payment for the AcrySof® IQ intraocular lens will remain in effect until February 27, 2011.

In late 2005 and early 2006, we received regulatory approvals for the AcrySof® Toric intraocular lens in several major markets. The AcrySof® Toric intraocular lens is a unique lens designed to correct for various levels of pre-existing astigmatism in cataract patients. In January 2007, CMS issued a ruling that will allow cataract patients to choose an intraocular lens to reduce or eliminate pre-existing corneal astigmatism. Prior to this ruling, limitations on Medicare payment and market pricing for astigmatism-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted. Under the new policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for astigmatism-correcting intraocular lenses such as the AcrySof® Toric. We plan full commercialization of this lens in 2007.

On February 1, 2007, we announced that the U.S. Food and Drug Administration ("FDA") granted approval of the aspheric version of the AcrySof® ReSTOR® apodized diffractive intraocular lens for the visual correction of aphakia following cataract surgery in adult patients with and without presbyopia. This new lens is the only FDA-approved presbyopia-correcting intraocular lens that incorporates aspheric optics into its design. We plan to begin a phased commercial launch of this lens after necessary consignment quantities are established, with full distribution expected in the second half of 2007.

Total sales of cataract equipment grew 5.1%, due to improved sales in the International markets, while sales of cataract equipment disposables and accessories increased 19.1% and sales of viscoelastics rose 10.1%. Sales of vitreoretinal surgical disposables increased 14.7%, and vitreoretinal surgical equipment sales grew 4.7%. Total vitreoretinal product sales increased by 15.7%.

Refractive sales declined 28.1% for the three months ended June 30, 2007. A major contributor was a decrease in per procedure technology fees in the United States during 2007 compared to 2006.

As discussed in note 13 to the condensed consolidated financial statements, one of our subsidiaries directed physicians to discontinue performing all CustomCornea® wavefront system myopia procedures using the LADAR6000™ excimer laser. The alert did not include other CustomCornea® wavefront system procedures or any conventional laser procedures. The Company is investigating the cause of certain conditions reported from custom myopia procedures. When our investigation is complete, we will make the appropriate regulatory filings, including a Pre-Market Approval ("PMA") supplement to the FDA, if required. For the year ended December 31, 2006, our refractive sales were 1.1% of total sales, and we expect that our future sales from per procedure technology fees will be reduced until this issue is resolved.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 11.6% (9.5% in constant currency) to $205.3 million in the three months ended June 30, 2007.

Sales of our contact lens disinfectants increased 15.5% in the three months ended June 30, 2007 compared to the same period in 2006. Sales growth of our contact lens disinfectants reflected our success in gaining market share after a major competitor withdrew one of its leading products from the market during the second quarter of 2006. Another competitor recalled its product on May 25, 2007; however, the timing of the recall and the relative market share of the competitor's product recalled in the second quarter of 2007 was less than that related to the recall initiated in the same quarter of 2006. The withdrawals created an increase in demand for alternate products. Since our competitors' recalls, OPTI-FREE® RepleniSH® multipurpose disinfecting solution, launched in the United States during the first quarter of 2006, has continued to gain market share.

Sales of our artificial tears products grew 17.3% over the same period. Higher sales of Systane® lubricant eye drops accounted for most of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets since the prior period, as well as continued growth in launched markets. Higher sales of Tears Naturale® lubricant eye drops in International markets provided the remaining growth.

Gross Profit

Gross profit increased 13.5% to $1,118.2 million in the three months ended June 30, 2007 from $985.5 million in 2006, reflecting sales volume gains in all major product lines. Gross profit increased as a percent of sales to 76.0% in the three months ended June 30, 2007 from 75.2% in 2006, mainly due to favorable product sales mix and manufacturing efficiencies.

Operating Expenses

Selling, general and administrative expenses increased 63.0% to $431.5 million in the three months ended June 30, 2007 from $264.8 million in 2006. Selling, general and administrative expense as a percentage of sales increased to 29.3% from 20.2%. The increase resulted from the July 2006 settlement of certain patent litigation. Recognition of the settlement terms during June 2006 reduced earlier provisions for the litigation by $121.0 million. The remaining selling, general and administrative expenses in the three months ended June 30, 2006 totaled $385.8 million.

Research and development expenses increased 12.6% to $139.9 million (or 9.5% of sales) in the three months ended June 30, 2007 from $124.3 million (or 9.5% of sales) in 2006. The increase in research and development expenses represents a continued investment across pharmaceutical, surgical and consumer eye care product lines.

Amortization of intangibles decreased to $10.3 million in the three months ended June 30, 2007, from $20.6 million in 2006. This decrease reflects a smaller amortizable carrying cost for intangible assets after impairment losses of $125.7 million and $8.7 million were recorded in the third quarter of 2006 and the first quarter of 2007, respectively.

Operating Income

Operating income decreased 6.8% to $536.5 million in the three months ended June 30, 2007 from $575.8 million in 2006. This decrease in 2007 reflected the $121.0 million reduction of the patent litigation provision in 2006 mentioned above. Otherwise, 2007 operating income reflected increased sales volume, while cost of goods sold and operating expenses grew at a slower pace than sales.

Alcon United States business segment operating income increased 9.0% to $407.3 million, or 55.3% of sales, in the three months ended June 30, 2007 from $373.8 million, or 54.2% of sales, in 2006. Operating income in 2007 improved as a result of sales volume gains and product mix. Expanded direct selling, marketing and promotion expenses offset a portion of these gains. As discussed earlier, amortization expense declined.

Alcon International business segment operating income increased 28.8% to $312.9 million, or 42.6% of sales, in the three months ended June 30, 2007 from $242.9 million, or 39.1% of sales in 2006. In 2007, operating income increased as a percent of sales primarily from sales volume growth, product mix, slower growth in promotion and marketing, and a slight decrease in general and administrative expenses. Operating income in 2006 was restrained by increased operating costs during the repairs to the United Kingdom facilities caused by nearby fires and explosions in late 2005.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation. In 2006, the reduction of the patent litigation provision was recorded in general corporate expenses.

Interest and Other Income

Interest income decreased 26.2% to $14.9 million in the three months ended June 30, 2007 from $20.2 million in the same period in 2006, primarily as a result of lower cash investment balances in 2007. Interest expense increased 22.6% to $11.4 million in the three months ended June 30, 2007 from $9.3 million in the same period in 2006, resulting from higher interest rates, partially offset by lower borrowings.

Other, net, included realized gains on investments of $10.8 million and $1.3 million for the three months ended June 30, 2007 and 2006, respectively, reflecting the positive investment market and the sale of equity securities in the three months ended June 30, 2007. Other, net included $(1.0) million and $2.7 million of unrealized gains (losses) on trading securities in the three months ended June 30, 2007 and 2006, respectively.

Income Tax Expense

Income tax expense decreased to $104.0 million in the three months ended June 30, 2007 from $114.9 million in the three months ended June 30, 2006. The effective tax rate was 18.8% in the three months ended June 30, 2007, compared to 19.8% in the three months ended June 30, 2006. The 18.8% effective tax rate for the second quarter reflects the benefit of funding a larger percentage of research and development in the United States. In the second quarter of 2006, the Company recognized a tax benefit of $5.8 million comprised of a net release and reduction of reserves related to prior periods resulting from expiration of statutes of limitations in various jurisdictions, developments with respect to negotiations and negotiating positions with tax authorities and the reversal of a deferred tax allowance.

Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board Interpretation No. 48, as discussed in note 8 to the condensed consolidated financial statements.

Net Earnings

Net earnings decreased 3.7% to $448.4 million in the three months ended June 30, 2007 from $465.6 million in the same period in 2006. This decrease results from the benefit in 2006 from the reduction of the patent litigation provision mentioned above ($99.1 million after taxes). In 2007, net earnings reflected an increase in gross profit that exceeded increases in the remaining operating expenses, and a lower income tax rate.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

The following discussion compares operations for the six months ended June 30, 2007 to operations for the six months ended June 30, 2006.

Sales

Global sales increased 13.2% to $2,794.2 million in the six months ended June 30, 2007 from the same period in 2006. Of this increase, 2.3% was attributable to favorable foreign exchange fluctuations. Excluding the effect of foreign exchange fluctuations, global sales would have grown 10.9%, reflecting volume growth during the six months ended June 30, 2007.

	Six Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2007	2006	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$683.1	$627.0	8.9%	--%	8.9%
Surgical	491.3	467.8	5.0	--	5.0
Consumer Eye Care	196.4	172.0	14.2	--	14.2

Total United States Sales	1,370.8	1,266.8	8.2	--	8.2

Alcon International:
Pharmaceutical	505.2	407.6	23.9	5.2	18.7
Surgical	721.8	624.8	15.5	4.5	11.0
Consumer Eye Care	196.4	168.7	16.4	4.1	12.3

Total International Sales	1,423.4	1,201.1	18.5	4.7	13.8

Total Global Sales	$2,794.2	$2,467.9	13.2	2.3	10.9

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2007 reported amounts, calculated using 2006 monthly average exchange rates, to the actual 2006 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 8.2% to $1,370.8 million in the six months ended June 30, 2007 compared to $1,266.8 million in the comparable period in 2006. U.S. Pharmaceutical sales reflected gains in all product lines. Surgical sales benefited from increased sales of AcrySof ® intraocular lenses, as well as higher sales of cataract and vitreoretinal products. The increase in U.S. Consumer Eye Care sales primarily resulted from the sales growth of OPTI-FREE® RepleniSH® multi-purpose disinfecting solution for contact lenses, as discussed below, and, to a lesser extent, sales growth of Systane® lubricant eye drops.

Alcon International sales increased 18.5% (13.8% in constant currency) to $1,423.4 million in the six months ended June 30, 2007, from $1,201.1 million in the same period of 2006. Japan, China, Russia and Canada led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. Growth in Surgical sales outside the United States came from cataract and vitreoretinal products, as well as from AcrySof® intraocular lenses, including AcrySof® IQ and AcrySof® ReSTOR®. Higher sales of OPTI-FREE® multi-purpose disinfecting solutions for contact lenses and Systane® and Tears Naturale® lubricant eye drops drove the increase in International sales of Consumer Eye Care Products.

	Six Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2007	2006	Change	Change	Currency	(a)
	(in millions)
Global Product Sales

Infection/inflammation	$411.1	$372.6	10.3%
Glaucoma	384.6	333.7	15.3
Allergy	272.4	244.0	11.6
Otic	138.5	119.8	15.6
Other pharmaceuticals/rebates	(18.3)	(35.5)	N/M

Total Pharmaceutical	1,188.3	1,034.6	14.9	2.1%	12.8%

Intraocular lenses	444.7	394.0	12.9
Cataract/vitreoretinal	746.7	671.3	11.2
Refractive	21.7	27.3	(20.5)

Total Surgical	1,213.1	1,092.6	11.0	2.6	8.4

Contact lens disinfectants	218.9	178.9	22.4
Artificial tears	114.9	100.5	14.3
Other	59.0	61.3	(3.8)

Total Consumer Eye Care	392.8	340.7	15.3	2.1	13.2

Total Global Sales	$2,794.2	$2,467.9	13.2	2.3	10.9

N/M - Not Meaningful

(a)	See (a) on previous table.

Note:	We have reclassified certain 2006 sales details to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 14.9% (12.8% in constant currency) in the six months ended June 30, 2007. Sales of key products in all major therapeutic categories reflected volume gains.

Our line of glaucoma products continued to show solid sales growth. Combined sales of our family of TRAVATAN® products, including TRAVATAN®, TRAVATAN®Z™ and DuoTrav™, grew 26.5% for the six months ended June 30, 2007. The U.S. commercial launch of TRAVATAN®Z™ began in October 2006. After the first quarter of 2006, we launched DuoTrav™, a combination drug, in several European Union countries, Canada and Australia. During the six months ended June 30, 2007, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted a 17.1% sales increase driven by growth in both the U.S. and International markets.

Sales of Vigamox® increased 16.5%, due to increased sales around the world as physicians continued to convert to Vigamox® from older anti-infective drugs. Sales of TobraDex®, our leading combination therapy for infection and inflammation, increased 7.8% during the six months ended June 30, 2007 over the same period of the prior year.

Global sales of our leading allergy products, Patanol® and Pataday™, grew 12.4% in the six months ended June 30, 2007. Commercial distribution in the United States of Pataday™, the only once-a-day ocular prescription allergy medicine, commenced in January 2007. Despite relatively flat growth in the U.S. ocular allergy market from a weak allergy season, U.S. sales of Patanol® and Pataday™ increased during the six months ended June 30, 2007 and gained market share. Patanol® sales grew more quickly outside the United States. The introduction of Patanol® in Japan was responsible for a major portion of the Alcon International growth. The commercial launch of Patanol® in Japan, the second largest ocular allergy market in the world, began in September 2006.

United States sales of CIPRODEX® otic suspension were responsible for a 15.6% increase in global sales of otic products during the most recent period.

The change in the other pharmaceuticals/rebates line for the six months ended June 30, 2007 compared to 2006 reflected three factors. First, during the three months ended March 31, 2007, we recognized approximately $7.9 million for reimbursement we received for Federal Price Ceiling refunds we paid prior to October 2006 for which the U.S. Department of Defense suspended collections. Second, Alcon International's sales of other pharmaceuticals not included in the above therapeutic categories rose 18.7%, with more than half of this sales increase occurring in Russia. Third, the Company's rebates relating to the U.S. Federal Medicaid program have declined. The decline in U.S. Medicaid rebates has been partially offset by an increase in rebates related to the Federal Medicare Part D program, which began January 1, 2006. Rebates have been estimated and accrued in the quarter in which the related sales have been recorded. Rebates related to the Federal Medicare Part D program have been applied to the sales within the various product line categories when paid, while rebates for Federal Medicaid programs historically have not. Consequently, sales of the various product line categories also reflect reductions for the shift in the rebate types.

Surgical

Global sales of our surgical products grew 11.0% (8.4% in constant currency) to $1,213.1 million in the six months ended June 30, 2007. Intraocular lenses, as well as cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the growth, which was slightly offset by decreased sales of our refractive products.

Sales of intraocular lenses increased 12.9% in the six months ended June 30, 2007. This increase reflected continued growth in the market and in our market share, as well as the shift in demand from lower-priced intraocular lenses to the AcrySof® IQ aspheric intraocular lens and newer technology products, such as the AcrySof® ReSTOR® multifocal intraocular lens and the AcrySof® Toric intraocular lens. Global sales of newer technology lenses grew 21.7% in the six months ended June 30, 2007, compared to the same period in 2006.

Effective May 19, 2006, CMS recognized the AcrySof® IQ intraocular lens as belonging to the NTIOL classification defined by Reduced Spherical Aberration. This NTIOL designation increased the Medicare payment to ambulatory surgery centers for cataract surgery by $50, when surgery is performed with an AcrySof® IQ intraocular lens, and facilitated market acceptance of the AcrySof® IQ in the United States.

Total sales of cataract equipment grew 15.7%, due to improved sales in the International markets, while sales of cataract equipment disposables and accessories increased 18.2% and sales of viscoelastics rose 10.5%. Sales of vitreoretinal surgical disposables increased 15.1% and contributed to a 12.8% increase in vitreoretinal product sales.

Refractive sales declined 20.5% for the six months ended June 30, 2007. A major contributor was a decrease in per procedure technology fees in the United States during 2007 compared to 2006. As discussed in note 13 to the condensed consolidated financial statements, a Device Safety Alert was issued in response to our receipt of reports that certain patients exhibited a decrease in best corrected visual acuity following CustomCornea® procedures for myopia with astigmatism using the LADAR6000™ excimer laser. Until our investigation of these reports is complete, we expect that our future sales from per procedure technology fees will be reduced.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 15.3% (13.2% in constant currency) to $392.8 million in the six months ended June 30, 2007.

Sales of our contact lens disinfectants increased 22.4% in the six months ended June 30, 2007 compared to the same period in 2006. Sales growth of our contact lens disinfectants reflected our success in gaining market share after a major competitor withdrew one of its leading products from the market during the second quarter of 2006. Another competitor recalled its product on May 25, 2007; however, the timing of the recall and the relative market share of the competitor's product recalled in the second quarter of 2007 was less than that related to the recall initiated in the same quarter of 2006.. The withdrawals created an increase in demand for alternate products. OPTI-FREE® RepleniSH®, launched in the United States during the first quarter of 2006, has continued to gain U.S. market share.

Sales of our artificial tears products grew 14.3% over the same period. Higher sales of Systane® lubricant eye drops accounted for the majority of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets since the prior period, as well as continued growth in existing markets. Higher sales of Tears Naturale® lubricant eye drops in International markets provided the remaining growth.

Gross Profit

Gross profit increased 12.8% to $2,091.9 million in the six months ended June 30, 2007 from $1,854.4 million in 2006. Gross profit decreased as a percent of sales to 74.9% in the six months ended June 30, 2007 from 75.1% in 2006, mainly due to $24.0 million of losses related to the impairment discussed in note 5 to the condensed consolidated financial statements. Otherwise, gross margins would have improved from favorable product sales mix and manufacturing efficiencies.

Operating Expenses

Selling, general and administrative expenses increased 30.3% to $848.6 million in the six months ended June 30, 2007 from $651.5 million in 2006. Selling, general and administrative expense as a percentage of sales increased to 30.4% from 26.4%. The increase primarily resulted from the July 2006 settlement of certain patent litigation. Recognition of the settlement terms during June 2006 reduced earlier provisions from December 2005 by $119.0 million. The other selling, general and administrative expense declined 0.8 percentage points during the most recent period.

Research and development expenses increased 12.2% to $273.4 million (or 9.8% of sales) in the six months ended June 30, 2007 from $243.6 million (or 9.9% of sales) in 2006. The increase in research and development expenses represents a continued investment across pharmaceutical, surgical and consumer eye care product lines.

Amortization of intangibles decreased to $30.3 million in the six months ended June 30, 2007, from $41.1 million in 2006. Amortization for the six months ended June 30, 2007 included $8.7 million of impairment losses, discussed in note 5 to the condensed consolidated financial statements. This decrease reflects a smaller amortizable carrying cost for intangible assets after impairment losses of $125.7 million and $8.7 million were recorded in the third quarter of 2006 and the first quarter of 2007, respectively.

Operating Income

Operating income increased 2.3% to $939.6 million in the six months ended June 30, 2007 from $918.2 million in 2006. This increase in 2007 reflected sales growth that exceeded increases in cost of goods sold and operating expenses, despite the $119.0 million reduction of the patent litigation provision in 2006 mentioned above and the $32.7 million of impairment charges in 2007.

Alcon United States business segment operating income increased 13.6% to $747.3 million, or 54.5% of sales, in the six months ended June 30, 2007 from $657.8 million, or 51.9% of sales, in 2006. Operating income in 2006 improved as a result of sales volume gains, product mix and reduced amortization expense. Expanded marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 26.2% to $604.4 million, or 42.5% of sales, in the six months ended June 30, 2007 from $478.8 million, or 39.9% of sales in 2006. In 2007, sales volume growth, product mix and slower growth in operating costs improved operating income. In 2006, operating income was restrained as a percent of sales primarily by pricing pressure on gross margins, increased selling, promotion and marketing expenses and increased operating costs during the repairs to the United Kingdom facilities caused by nearby fires and explosions in late 2005.

Operating income for the Alcon United States and Alcon International business segments does not include:(1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation. In 2007, general corporate expenses included $32.7 million of losses related to impairment. The $119.0 million reduction of the patent litigation provision was recorded in general corporate expenses in 2006.

Interest and Other Income

Interest income decreased 10.8% to $34.8 million in the six months ended June 30, 2007 from $39.0 million in the same period in 2006, primarily as a result of lower cash investment balances, partially offset by higher investment balances in 2007. Interest expense decreased 2.8% to $21.2 million in the six months ended June 30, 2007 from $21.8 million in the same period in 2006 resulting from lower borrowings, partially offset by higher short term interest rates.

Other, net, included realized gains on investments of $17.7 million and $8.0 million for the six months ended June 30, 2007 and 2006, respectively, reflecting the positive investment market and the sale of equity securities in the first six months of 2007. Other net included $2.7 million and $8.6 million of unrealized gains on trading securities in six months ended June 30, 2007 and 2006, respectively.

Income Tax Expense

Income tax expense increased to $181.9 million in the six months ended June 30, 2007 from $173.3 million in the six months ended June 30, 2006. The effective tax rate was 18.6% in the six months ended June 30, 2007, compared to 18.5% in the six months ended June 30, 2006. The 18.6% effective tax rate reflected (i) the reversal of deferred tax liabilities at U.S. tax rates caused by the first quarter impairment losses and (ii) the benefit of funding a larger percentage of research and development in the United States. The 18.5% effective tax rate for the six months ended June 30, 2006 included an aggregate tax benefit of $23.5 million comprised of net releases and reductions of reserves related to prior periods resulting from expiration of statutes of limitations in various jurisdictions, developments with respect to negotiations and negotiating positions with tax authorities and the reversal of a deferred tax allowance.

Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board Interpretation No. 48, as discussed in note 8 to the condensed consolidated financial statements.

Net Earnings

Net earnings increased 4.4% to $794.6 million in the six months ended June 30, 2007 from $761.3 million in the same period in 2006. This increase results from an increase in gross profit that exceeded increases in operating expenses, despite the reduction of the patent litigation provision mentioned above ($97.5 million after taxes), and the after-tax charges of $20.8 million related to impairment.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At June 30, 2007, the Company reported cash and cash equivalents of $576.3 million, total debt of $873.0 million and consolidated shareholders’ equity of $2,650.7 million. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company’s debt is borrowed in subsidiary operating companies located elsewhere. The Company continued to generate significant cash flow from operations but, in 2007, cash flow from operations was lower than the same period of the prior year because the Company increased its investment in trading securities by $527.5 million to a June 30, 2007 balance of $666.8 million. In addition, cash balances decreased because the Company used $612.8 million to pay dividends on common shares and $744.3 million to purchase treasury shares as discussed below.

A portion of the Company’s assets were held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2007, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $2.2 million, short term investments of $213.3 million and long term investments of $37.0 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

Cash Flows

During the six months ended June 30, 2007, the Company generated operating cash flow of $346.7 million, compared to $747.7 million for the same period of 2006. The decrease reflected the company's investment of $527.5 million during 2007 in trading securities, which decreased operating cash flow.

Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2007 was $25.0 million. Sales of available-for-sale investments provided cash from investing activities in 2007. Capital expenditures, reducing net cash from investing activities, were principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.

During 2007, we sold a portion of our available-for-sale investments receiving proceeds of $135.7 million and reinvested $23.4 million in other available-for-sale investments. Total investments (short term and long term) were reflected in the condensed consolidated balance sheets at a fair value of $827.7 million as of June 30, 2007, as compared with $412.1 million as of December 31, 2006. These investments were primarily denominated in U.S. dollars. The Company has invested in a combination of debt, equity, and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters.

Financing Activities

During the six months ended June 30, 2007, we decreased our short term borrowings by $101.8 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005. Since 2002, the board of directors has approved the purchase of up to 25 million Alcon common shares, including 5 million approved in 2007, to, among other things, satisfy the exercise of equity awards that are scheduled to become exercisable in 2007 through 2010. Through June 30, 2007, we cumulatively have purchased approximately 22.4 million treasury shares (including approximately 5.8 million treasury shares in 2007) for $2,313.7 million (including $744.3 million in 2007).

To the extent treasury share purchases are not required for employee equity awards, the board of directors intends to present the shares for approval of cancellation at future shareholders’ meetings. At the annual general meeting on May 9, 2007, Alcon's shareholders approved the cancellation of 7,920,000 Alcon common shares that were purchased as treasury shares and the reduction in Alcon's share capital by a corresponding amount. After the fulfillment of certain formal Swiss requirements, the cancellation is expected to become effective in July or August 2007.

In February 2007, approximately 3.2 million stock options granted to employees in 2004 became exercisable. During 2007, approximately 2.7 million stock options were exercised, providing proceeds of $127.8 million to the Company.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 25, 2007, we paid a dividend of CHF 2.50 per common share, or approximately $2.04 per common share, totaling $612.8 million. This total excluded $0.3 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan.

Capital Resources

We expect to meet our current liquidity needs, including the acquisition discussed in note 14 in the condensed consolidated financial statements, primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of June 30, 2007, the Company had credit and commercial paper facilities totaling approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of June 30, 2007, $349.8 million of the commercial paper was outstanding at an average interest rate of 5.24% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($40.5 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's-length transaction. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $256.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at June 30, 2007, $123.5 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $730.0 million under which there was an aggregate outstanding balance of $351.5 million at June 30, 2007. Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 4.0% at June 30, 2007.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At June 30, 2007, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 18% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount from $15,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 20 years, we have offered financing programs for cataract surgical equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history and has relatively less credit strength and asset value for security. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The statement requires market-based measurements using "observable inputs" for assumptions used in calculating fair value. In addition, the statement requires that market assumptions include assumptions on risk. The statement expands disclosures about the use of fair value measurements in both interim and annual periods. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company currently does not expect this statement to have a significant impact on its results of operations or financial position.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of this statement. The Company has elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet. This provision to measure plan assets and benefit obligations as of the fiscal year-end date is required for fiscal years ending after December 15, 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Its objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB long-term measurement objectives for accounting for financial instruments. The statement also amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," with respect to available-for-sale and trading securities. After adoption, a business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option:

1.	may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
2.	is irrevocable (unless a new election date occurs); and
3.	is applied only to entire instruments and not to portions of instruments.

The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has begun to review this statement and has not yet determined the impact, if any, of its adoption on the Company's results of operations or financial position.

In June 2007, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." The EITF reached a consensus that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards.

The income tax benefit of those dividends would not be recognized until the deduction reduces income taxes payable. Unrealized income tax benefits from dividends on equity-classified employee share-based payment awards should be excluded from the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards.

The consensus should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Retrospective application to previously issued financial statements is prohibited. The Company has begun a review of this consensus but has not yet determined the impact, if any, of the consensus on the Company's results of operations or financial position.

In June 2007, the FASB also ratified the EITF consensus on EITF Issue No. 07-3, "Accounting for Advance Payments for Goods or Services To Be Used in Future Research and Development Activities." The EITF reached a consensus that nonrefundable advance payments for future research and development activities should be deferred and capitalized. Furthermore, such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, a capitalized nonrefundable advance payment should be charged to expense.

The consensus in this Issue is effective for prospective application to new contracts entered into on or after fiscal years beginning after December 15, 2007. Earlier application is not permitted. The Company has begun a review of this consensus but has not yet determined the impact, if any, of the consensus on the Company's results of operations or financial position.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies." The SOP defines investment companies for the application of the AICPA Audit and Accounting Guide on investment companies and provides guidance about whether an investment company's parent should retain investment-company accounting in its consolidated financial statements. Under investment-company accounting, most assets are carried at fair value with changes in fair value reflected currently in earnings. The SOP is effective for fiscal years beginning on or after December 15, 2007. The Company has begun its review of this SOP but has not yet determined the impact, if any, of the SOP on the Company's results of operations or financial position.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge inter-company receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we hedge less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would be completely offset by a gain or loss on the underlying foreign currency asset or liability. Regarding foreign currency forward contracts, an instantaneous 10% decline in foreign exchange rates at June 30, 2007 would have decreased our earnings before income taxes by approximately $10.2 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At June 30, 2007, the financial instruments were as follows:

$92.8 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in various currencies) held by our Swiss subsidiary.

$90.8 million equivalent notional amount of forward currency swap agreements intended to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

$3.1 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$6.0 million equivalent notional amount of foreign currency forward contracts intended to offset the potential earnings effects from intercompany receivables (denominated in British pounds sterling) held by Alcon.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.64% at June 30, 2007) instrument. At June 30, 2007, the fair value of the interest rate swap was $0.5 million, based on market data including the relevant interest rate. The equivalent notional principal amount at June 30, 2007, was $40.5 million.

At June 30, 2007, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

	Fair Value/
Variable Rate Instruments	Notional Amount
	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$576.3

Liabilities:
Short Term Debt - Variable Rate	824.7
Long Term Debt - Variable Rate	7.8
Interest Rate Swaps - Variable Rate	40.5

	1% Decrease	1% Increase
Annual Pretax Earnings Effect on Above Variable Rate Instruments of	in Rates	in Rates
	(in millions)
Assets	$(5.8)	$5.8
Debt	8.3	(8.3)
Swaps	0.4	(0.4)
Total	$2.9	$(2.9)

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters with the intention of reducing sensitivity to interest rate changes. The market value of the Company’s fixed income portfolios classified as available-for-sale investments was approximately $121.3 million at June 30, 2007. The market value of the Company’s fixed income portfolios classified as trading securities was approximately $436.5 million at June 30, 2007. Of these amounts, $145.3 million was invested in senior secured bank loans and $120.7 million was invested in a cash-like fixed income investment, both of which had durations of greater than 90 days but less than one year.

Equity Risk

We purchase investments in equity securities, hedge funds and real estate investment trusts ("REITs") as part of our overall investment strategy for corporate liquidities. Investment managers with proven long term performance records are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At June 30, 2007, the fair values of the Company’s equity securities, hedge funds and REITs were $37.0 million, $198.3 million and $31.9 million, respectively.

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the six-month period ended June 30, 2007 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number
	Total Number		as Part of Publicly	of Shares That May
	of Shares	Average	Announced Plans	Yet Be Purchased
	Purchased	Price Paid	or Programs	under the Plans
Period	(a)(b)(c)	per Share	(a)(b)(c)	or Programs (d)

January 1 to 31, 2007	1,600,433	$117.52	1,600,433	1,798,588
February 1 to 28, 2007	1,399,953	124.58	1,399,953	5,398,635
March 1 to 31, 2007	1,093,300	128.74	1,093,300	4,305,335
April 1 to 30, 2007	1,054,671	138.03	1,054,671	3,250,664
May 1 to 31, 2007	400,078	136.52	400,078	2,850,586
June 1 to 30, 2007	300,940	135.94	300,940	2,549,646

Total	5,849,375	127.25	5,849,375	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)

In addition to the purchases disclosed in this table, during 2007 the Company also acquired 1,216 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)

On September 7, 2006, Alcon's board of directors authorized another purchase of up to an additional 5,000,000 Alcon common shares. The Company plans to present shares reacquired under the authorization for cancellation and retirement, if approved by Alcon's shareholders. From time to time, the Company will purchase shares in the open market.

On February 7, 2007, Alcon's board of directors authorized the purchase in the open market of up to an additional 5,000,000 Alcon common shares. These shares may be used to satisfy share-based awards and/or presented for cancellation and retirement to the extent approved by Alcon's shareholders.

(e)

At June 30, 2007, Alcon had committed in the open market to purchase 60,000 Alcon common shares at an average price per share of $134.09 that did not settle until July 2007. These transactions were not included in any of the purchases shown in the table above.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," " should," "could" "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Healthcare AG. Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Healthcare AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	July 26, 2007	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General Manager

Date	July 26, 2007	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact